Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: February 6, 2014

February 6, 2014

Dear Unitholders,

Upon Brookfield Property Partners’ inception in April of 2013, we articulated a vision of becoming the leading diversified owner and operator of high-quality real estate assets.  With a healthy respect for the cyclical nature of real estate and financial markets, our view is that a real estate portfolio diversified by property type and geography will perform better, and more consistently, over time.  During the course of the year, we demonstrated the benefits of our strategy as double digit cash flow growth in our retail platform offset the expiry of a major lease in our office portfolio, helping to drive solid results for the year. Capitalizing on an opportunity to buy a significant block of stock at an attractive price, we invested $1.4 billion in General Growth Properties Inc. (GGP) to increase our stake to 32% on a fully-diluted basis.  We also continued to diversify our property sector holdings, investing $215 million of capital to build a formidable industrial platform with operations in North America, Europe and China. In September, we announced a major strategic initiative - the privatization of Brookfield Office Properties Inc. (BPO) - that we hope will accelerate the realization of our vision.

A Leading Real Estate Strategy

We appreciate that many investors have historically preferred “pure-play” or single sector real estate companies.  However, over the past twenty years, we have seen that property valuations fluctuate considerably by geography and by sector based on market sentiment and other factors.  We have found that the number-one factor leading to outsized returns is the flexibility to shift investment allocations to sectors and geographies that are lacking capital.  Because of their strategies, “pure-play” companies are generally unable to redirect capital into higher-returning property types when their sectors are out of favor.  They also struggle to deploy capital at critical moments during a real estate cycle as their stock prices are often depressed at the same time that attractive investment opportunities present themselves.

With over 16,000 employees involved in Brookfield’s real estate businesses around the world, we have built operating platforms in all of the regions that we target.  We receive real time information regarding market conditions and opportunities which help us identify the sectors and geographies that offer the best risk-adjusted returns at any given time and informs our investment decisions regarding portfolio composition.  Because of the diversity of our cash flows as well as access to capital due to Brookfield’s sponsorship and its strong relationships with institutional investors, we believe that we are well-positioned to execute opportunistic investments as they arise.

In order to successfully execute our investment strategy, we must be able to access efficient equity capital and earn returns on our investments that are a significant premium to our cost of capital.  Accordingly, an important priority for us is to close the discount between the trading price of our units and our IFRS net asset value (NAV).  As we work toward this goal, we will continue to recycle capital from mature investments into more accretive opportunities, demonstrating along the way that our assets are worth a premium to our NAV and to our trading price.

Update on BPO Acquisition

In September, we announced our proposed offer to acquire “any and all” of the outstanding shares of BPO that we do not own.  In addition to positive feedback from most shareholders with whom we have met, BPO’s Board of Directors intends to unanimously support our offer, and the mid-point of the value of our units and the value of the cash consideration in the offer are each higher than the mid-point of the value of the BPO common shares, as determined by BPO’s independent valuator. We plan to formally launch our offer shortly. As it will increase our ownership of one of the highest quality portfolios of office assets and increase our public float to over $4.5 billion, we believe this acquisition will be a positive catalyst for BPY units. Furthermore, direct ownership of BPO’s assets will increase our flexibility to execute our capital recycling program.

Results of Operations

In the fourth quarter of 2013, Brookfield Property Partners posted solid results with fully-diluted funds from operation (FFO) of $150 million, which increased by 11% over fully-diluted FFO for the same period of 2012.  FFO per unit was $0.29 compared with $0.29 last year.  These results reflect a very strong performance from our retail assets and contribution from significant investments in our retail and industrial platforms, which were offset by the expiration of a large lease within our office platform.

Office Platform

In the fourth quarter, our office portfolio earned $81 million of fully-diluted FFO compared with $85 million in the fourth quarter of 2012. The largest contributor to the variance was the lease expiry of 4.6 million square feet at Brookfield Place New York, which accounted for a decline of $21 million, partially offset by a dividend from our investment in Canary Wharf Group plc of $14 million in the current quarter.

During the quarter, we leased 4.3 million square feet at average net rents of $30.34 per square foot, representing a 7% increase over expiring net rents. At Brookfield Place New York, we signed leases for 330,000 square feet with the law firm Jones Day and 145,000 square feet with The College Board. At December 31, 2013, our in-place net rent was $30.15 per square foot, approximately 13% below market net rents, which will allow for uplifts upon future lease expiries. Our office portfolio finished the year at 88.0% occupancy, down from 91.1% in the prior year, primarily due to the lease expiry at Brookfield Place New York and the acquisition of properties in downtown Los Angeles with a greater amount of vacancy.  During the quarter, we refinanced approximately $500 million of proportionate debt, raising net proceeds of over $100 million and reducing our cost of debt by 15 basis points to 4.77%.

Our active office development projects total some 8.4 million square feet across the globe including Manhattan West in New York, Brookfield Place in Calgary, Bay Adelaide Centre East in Toronto, Brookfield Place Tower 2 in Perth, and Giroflex in São Paulo. Excluding Manhattan West which has a longer development cycle, these projects are a combined 50% pre-leased.  Upon stabilization, we expect them to contribute an 8% - 10% pre-tax, unleveraged return on construction cost, or approximately $80 million of net operating income at our proportionate share, beginning in 2016.  During the quarter, we also entered into a pre-let agreement with Schroders for 100% of the 310,000 square foot 1 London Wall Place development, which is expected to break ground mid-year.

During the fourth quarter, we closed on the acquisition of MPG Office Trust, Inc. with institutional partners, creating a $1.1 billion fund with seven high quality office properties that comprise 8.6 million square feet of office space in downtown Los Angeles.  As a result of the growing residential population and its connectivity to light rail, we are confident that we can capture upside opportunities in this dynamic, urban submarket. In addition, we acquired One North End Avenue, which is a 509,000 square foot waterfront asset in Lower Manhattan that will be integrated with our existing 8-million-square-foot Brookfield Place New York complex.

Retail Platform

In the fourth quarter of 2013, our retail portfolio earned $110 million of fully-diluted FFO compared with $80 million in 2012, primarily due to our $1.4 billion investment to increase our stakes in GGP and Rouse Properties Inc. in November, which contributed $14 million of the increase. The remainder was attributable to significant same-store growth driven by new leasing activity and improved rental rates in the U.S., as well as a reduction in interest expense.

From an operational standpoint, we leased 2.7 million square feet at our retail properties during the quarter, increasing occupancy by 80 basis points since a year ago to 95.9% and generating suite-to-suite spreads of 10% based on initial rents in the new leases.  Average tenant sales were $525 per square foot on a trailing 12 months and we ended the year with average in-place net rents of $53.39 per square foot, up 6% from the prior year.  Additionally, as a result of approximately $300 million of refinancings and debt retirements with proceeds from divestitures, we reduced the average interest rate of our retail platform by 17 basis points to 4.57% from the prior quarter.

Our retail platform continues to make headway on various redevelopment initiatives.  Through GGP, we own one of the highest quality malls in the United States, Ala Moana. Located in Honolulu, this shopping center of over two million square feet is currently under active redevelopment, whereby we will add 650,000 square feet. Upon completion in 2015, our net cash flow from the additional square footage should be approximately $20 million annually, or an unleveraged 9% -10% return on construction cost.

Multi-family, Industrial and Other

In the fourth quarter, our multi-family, industrial and other platform reported fully-diluted FFO of nil compared with a loss of $6 million in 2012. The main driver of the increase was the recent acquisitions of Industrial Developments International and Gazeley, which both closed in 2013, adding over 100 industrial assets comprising 30 million square feet in the United States and Europe. Our total industrial portfolio now stands at 68 million square feet of income-producing assets. Our industrial portfolio also has land with 79 million square feet of potential density, of which 10 million square feet is in active development.

Outlook

As we enter 2014, we believe that the recovery of the U.S. economy has firmly taken hold, fueled by positive consumer sentiment, increased investment activity and other factors such as massive capital spending to unlock shale oil and gas.  Furthermore, as the housing market recovery is still in its early stages, we believe that the increase in housing starts to long-term average levels will provide additional momentum.  In Australia, growth has slowed as the substantial backlog of investment in existing mining projects has begun to decline. However, the recovery of the housing market has been robust, and with strength in iron ore prices, there are signs that a new wave of investments, albeit on a smaller scale, is in the planning stage. In Europe, backed by the European Central Bank’s commitment to save the Euro, the economy appears to have finally bottomed out and is beginning to recover, although at a lower growth rate than the U.S.

The picture is mixed in emerging markets. China’s growth has slowed as it begins transitioning to an economy driven by consumer spending rather than investment.  We expect its growth rate to remain in the 7% range for the foreseeable future. Brazil’s economy, on the other hand, is capacity constrained and has decelerated with inflationary pressures increasing.  However, we believe that both China and Brazil will be protected from the recent emerging markets destabilization due to substantial currency reserves and stable political regimes.

Against this backdrop, we expect momentum to pick up in our existing operations, whose assets are predominantly in the U.S.  We believe businesses will begin to accelerate their hiring decisions as they continue to gain confidence, increasing demand for office space. Specifically, this should benefit our leasing activities at Brookfield Place New York. We anticipate another strong year for our retail platform. Even though we expect e-commerce to gain further market share, we believe that Class A malls will be insulated due to the popularity of the ship-to-store option amongst on-line customers and greater overall consumption in conjunction with rising consumer confidence. Finally, we are seeing attractive opportunities to monetize our land base within our industrial platform by constructing state-of-the-art warehouses that meet the demands of customers building out their logistics chains to meet the demands of ever quicker delivery cycles.

On the investment side, we have been intensifying our business development efforts to capitalize on the vacuum created as investors have begun shifting capital to the U.S. market.  Furthermore, as the U.S. dollar has appreciated against most currencies, the price of foreign investments in U.S. dollars has declined.  With less capital chasing deals, we are finding opportunities to deploy capital at attractive valuations in emerging markets such as China and Brazil. As an example, we recently invested $155 million in China Xintiandi, which owns a high-quality portfolio of office and retail assets in Shanghai, with an option to invest an additional $80 million. We were able to buy into this portfolio at a valuation that reflects more moderate expectations of growth.  In addition, we were able to structure the investment as a U.S. dollar-denominated convertible preferred security in order to mitigate our down-side risk.

In Europe, in advance of the upcoming European Central Bank stress tests, banks are finally beginning to sell loans and take write-offs in order to shrink their balance sheets.  We are actively working on a number of opportunities to acquire loans backed by properties, which we will seek to navigate towards ownership of the underlying real estate at attractive valuations.

2013 was a very active year for Brookfield Property Partners.  As 2014 begins, we have a similar backlog of opportunities that we are working hard to execute.  One lesson we have learned investing through multiple real estate cycles is the past 25 years is that the global economy is very dynamic and that the investment climate can materially change during the course of a year.  As such, we will remain flexible so that we can adapt as necessary in order to capitalize on the most attractive investment opportunities and generate value for our unit holders.

We thank you for your support, and we look forward to updating you on our progress in the coming quarters.

Sincerely,

Ric Clark

Chief Executive Officer

Brookfield Property Group LLC

Forward-Looking Statements

This letter contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO common shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; BPO shareholders who would like to exchange their common shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected  benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Important Information

This letter relates, in part, to Brookfield Property Partners’ previously announced proposal to acquire BPO through a tender offer for any or all of the common shares of BPO that it does not currently own (the “Offer”). Brookfield Property Partners has filed a Registration Statement on Form F-4 and a Transaction Statement on Schedule 13e-3, and intends to file a Tender Offer Statement on Schedule 14D-1F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”), with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.